Subaye.com, Inc.
349 Dabei Road
Shiqiao Street
Panyu District, Guangzhou City
Guangdong China 511400

VIA EDGAR

August 10, 2009

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D. C. 20549 Attention: Matthew Crispino

Re:	Subaye.com, Inc. Registration Statement on Form S-1 Filed April 14, 2008 File No. 333-150226

Dear Mr. Crispino:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Subaye.com, Inc., a Delaware corporation (the “Registrant”), hereby applies for immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-150226) (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2008 and was subsequently amended on September 24, 2008, November 3, 2008, January 15, 2009, March 16, 2009, May 13, 2009, June 12, 2009, and July 7, 2009.  The Registrant’s Board of Directors has decided it is in the best interest of the Registrant and the Registrant’s stockholders to withdraw the Registration Statement in light of the ongoing expenses incurred with respect to the Registration Statement.

It is our understanding that the request will be deemed granted at the time of this filing, unless we receive notice from the Commission that the request will not be granted within 15 days from filing. No securities of the Registrant were sold under the Registration Statement.

Please contact the Robert Shin of K&L Gates LLP with any questions you may have at (212) 536-4885.

Very truly yours, /s/ Zhiguang Cai Zhiguang Cai Chief Executive Officer

cc:   Robert S. Matlin, Esq.
Robert Shin, Esq.